Pioneer Exploration Inc.
2700 Newport Boulevard, Suite 190
Newport Beach, California
92663

VIA EDGAR

December 20, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Ronald E. Alper

Dear Mr. Alper:

Re:	Pioneer Exploration Inc. (the “Company”)
Form 8-K
Filed: October 12, 2011
File No. 000-53784

Further to your comment letter dated November 28, 2011, I confirm that the Company is working on preparing the amendments to the Form 8-K in response to your comment letter.

The Company will require an extension of an additional 20 days in which to complete the amendments and to provide responses to your comments.  In particular, the Company is in the process of having an audit completed on IBA Green, Inc. and expects it to be completed by Friday December 23, 2011.  However, holiday scheduling may complicate completing the work this week and preclude completion of our response to your comment letter.

I trust the above to be satisfactory.  If you have any questions or require anything further please give me a call.

Sincerely,

Pioneer Exploration Inc.

Per:  /s/ Angelo Scola

Angelo Scola
Chief Executive Officer

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